NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Journal Register Company (the 'Company') from listing and registration on the Exchange at the opening of business on May 5, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange's continued listing standard regarding the decision to suspend the Company was reached in view of the fact that it had fallen below the NYSE's continued listing standards for $1.00 average closing price over a consecutive 30 trading day period. NYSE Regulation also determined that the 'abnormally low' price of the stock makes it appropriate to suspend the Company's Common Stock at this time rather than provide the Company an opportunity to cure its non-compliance with the NYSE's quantitative requirements. The Company closed at $.25 on April 9, 2008 with a resultant market capitalization of approximately $9.8 million. 1. The Exchange's Listed Company Manual, Sections 802.01C, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: average closing price of a security is less than $1.00 over a consecutive 30 trading-day period. 2. The Exchange, on April 11, 2008, determined that the Common Stock should be suspended from trading before the opening of the trading session on April 16, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on April 11, 2008. 3. Pursuant to the above authorization, a press release was issued on April 11, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on April 11, 2008 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on April 16, 2008. 4. On April 14, 2008, the Company issued a press release advising that it formally waived its right to a hearing relative to the delisting of the Common Stock.